Exhibit 99.1

Global | US | China

Preclinical

GASTRIC, ESOPHAGEAL & PANCREATIC‡
(CLAUDIN 18.2)
Autologous

SCLC‡
(DLL3)
Autologous

NSCLC
(GPC3)
Autologous

COLORECTAL
(GCC)
Autologous

AML
(CLL1/CD33)
Allogeneic

Phase 1

GASTRIC, ESOPHAGEAL & PANCREATIC†
(CLAUDIN 18.2)
Autologous
NCT04467853

RRMM (BCMA)
LEGEND-2†
Autologous
NCT03090659

MM†
(BCMA)
Allogeneic – CAR-NK
NCT05498545

NHL† /ALL†
(CD19 X CD20 X CD22)†
Autologous
NCT05318963
NCT05292898

MM†
(BCMA)
Allogeneic – CAR-γδ T
NCT05376345

HCC†
(GPC3)
Autologous
NCT05352542

Phase 2

RRMM (BCMA)*
CARTIFAN-1
Autologous
NCT03758417

RRMM (BCMA)*
CARTITUDE-1
Autologous
NCT03548207

MM (BCMA)*
CARTITUDE-2
Autologous
NCT04133636

Phase 3

RRMM (BCMA)*
1-3 Prior Lines
CARTITUDE-4
Autologous
NCT04181827

NDMM (BCMA)*
Transplant Not Intended
CARTITUDE-5
Autologous
NCT04923893

NDMM (BCMA)*
Transplant Eligible
CARTITUDE-6
Autologous
NCT05257083

The safety and efficacy of the agents and/or uses under investigation have not been established.
There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list.

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson.
†Phase 1 IIT in China.
‡IND applications have been cleared by the U.S. FDA.

ALL, acute lymphoblastic leukemia; AML, acute myeloid leukemia; BCMA, B-cell maturation antigen; DLL3, delta-like ligand 3; GPC3, glypican-3; GCC, guanylyl cyclase C; HCC, hepatocellular carcinoma; IIT, investigator-initiated trial; MM, multiple myeloma; ND, newly diagnosed; NHL, non-Hodgkin lymphoma; NSCLC, non small cell lung cancer; RRMM, relapsed or refractory multiple myeloma; SCLC, small cell lung cancer.